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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

                           [X] MERGER

                           [ ] LIQUIDATION

                           [ ] ABANDONMENT  OF  REGISTRATION
                           (Note: Abandonments of Registration answer only questions 1 through 15,24 and 25 of this form and complete verification at the end of the form.)

                           [ ] Election of status as a BUSINESS DEVELOPMENT
                               COMPANY
                           (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:

                           VAN KAMPEN FLORIDA MUNICIPAL OPPORTUNITY TRUST

3.       Securities and Exchange Commission File No.:

                           811-07726

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

                           [X] Initial Application      [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                           1 PARKVIEW PLAZA
                           OAKBROOK TERRACE, ILLINOIS  60181-5555

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                           CHARLES B. TAYLOR, ESQ.
                           SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           333 W. WACKER DR.
                           CHICAGO, ILLINOIS  60606


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                           (312) 407-0863

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,.31a-2]:

                           VAN KAMPEN ASSET MANAGEMENT
                           1 PARKVIEW PLAZA
                           OAKBROOK TERRACE, ILLINOIS  60181-5555
                           (630) 684-5982

8.       Classification of fund (check only one):

                           [X] Management company;

                           [ ] Unit investment trust; or

                           [ ] Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

                           [ ] Open-end    [X] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                           MASSACHUSETTS

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                           VAN KAMPEN INVESTMENT ADVISORY CORP.
                           1 PARKVIEW PLAZA
                           OAKBROOK TERRACE, ILLINOIS  60181-5555


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12.      Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                           N/A

13.      If the fund is a unit investment trust ("UIT") provide:  N/A

                  (a)      Depositor's name(s) and address(es):

                  (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                           [ ] Yes              [X] No

         If Yes, for each UIT state:

                           Name(s):

                           File No.: 811-_____

                           Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                           [X] Yes              [ ] No

                  If Yes, state the date on which the board vote took place:

                           THE BOARD OF TRUSTEES APPROVED THE PLAN TO REORGANIZE VAN KAMPEN FLORIDA MUNICIPAL OPPORTUNITY TRUST ON NOVEMBER 20, 2000.

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment or Registration?

                           [X] Yes              [ ] No

                  If Yes, state the date on which the shareholder vote took place:

                           THE SHAREHOLDER VOTE APPROVING THE REORGANIZATION OF VAN KAMPEN FLORIDA MUNICIPAL OPPORTUNITY TRUST TOOK PLACE ON MAY 9, 2001.

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS



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16.      Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                           [X] Yes              [ ] No

         (a) If Yes, list the date(s) on which the fund made those distributions: May 18, 2001

         (b)      Were the distributions made on the basis of net assets?

                           [X] Yes              [ ] No

         (c) Were the distributions made pro rata based on the share of ownership?

                           [X] Yes              [ ] No

         (d) If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

         (e)      Liquidations only: N/A

                  Were any distributions to shareholders made in kind?

                           [ ] Yes              [ ] No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?

                           [X] Yes              [ ] No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

                           HOLDERS OF AUCTION PREFERRED SHARES, PAR VALUE $0.01 PER SHARE, LIQUIDATION PREFERENCE $25,000 PER SHARE, OF VAN KAMPEN FLORIDA MUNICIPAL OPPORTUNITY TRUST EXCHANGED THEIR AUCTION PREFERRED SHARES ON A ONE-FOR-ONE BASIS FOR AUCTION PREFERRED SHARES, $0.01 PER SHARE, LIQUIDATION PREFERENCE $25,000 PER SHARE, OF VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS.

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

                           [X] Yes              [ ] No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?


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         (b)      Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                           [ ] Yes              [X] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                           [ ] Yes              No [X]

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form was filed?

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                           [ ] Yes              No [ ]

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                           [ ] Yes              [X] No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay those outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(s) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses:  $123,942.05

                  (ii)     Accounting expenses:  $4,587.50

                  (iii)    Other expenses (list and identify separately):

                                    PROXY PRINTING/FILING EXPENSES:  $56,239.00
                                    NYSE LISTING FEES:               $ 5,600.00


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                                    COMMUNICATIONS/MAILING EXPENSES: $16,919.67

                  (iv)     Total expenses (sum of lines(i)-(iii) above):
                           $207,288.22

         (b)      How were those expenses allocated?

                           THE COSTS OF THE REORGANIZATION WERE ALLOCATED BETWEEN VAN KAMPEN FLORIDA MUNICIPAL OPPORTUNITY TRUST AND VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS IN PROPORTION TO THEIR PROJECTED DECLINES IN TOTAL OPERATING EXPENSES. THE COSTS OF THE REORGANIZATION WERE ALLOCATED 92% TO VAN KAMPEN FLORIDA MUNICIPAL OPPORTUNITY TRUST AND 8% TO VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS.

         (c)      Who paid those expenses?

                           VAN KAMPEN FLORIDA MUNICIPAL OPPORTUNITY TRUST AND VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS

         (d)      How did the fund pay for unamortized expenses (if any)?

                           N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                           [ ] Yes              [X] No

         If Yes, cite the release numbers of the Commission's notice and order, or if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

                           [ ] Yes              [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                           [ ] Yes              [X] No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:


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                           VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA
                           MUNICIPALS

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                           811-06538

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                           FILE NO. 333-55382, FORM N-14/A, FILED MARCH 26, 2001

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                           N/A


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                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of VAN KAMPEN FLORIDA MUNICIPAL OPPORTUNITY TRUST, (ii) he or she is the VICE PRESIDENT of VAN KAMPEN FLORIDA MUNICIPAL OPPORTUNITY TRUST and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also state that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                                     A. Thomas Smith III
                                                     -------------------
                                                     Vice President

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